      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1995

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           NATIONAL DATA CORPORATION
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                       58-0977458
          (State or other jurisdiction                          (I.R.S. Employer
       of incorporation or organization)                     Identification Number)

                              NATIONAL DATA PLAZA
                          ATLANTA, GEORGIA 30329-2010
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               E. MICHAEL INGRAM
                         GENERAL COUNSEL AND SECRETARY
                           NATIONAL DATA CORPORATION
                              NATIONAL DATA PLAZA
                          ATLANTA, GEORGIA 30329-2010
                                 (404) 728-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

                JEFFREY P. ADAMS                               RANDOLPH C. COLEY
                 ALSTON & BIRD                                  KING & SPALDING
              ONE ATLANTIC CENTER                             191 PEACHTREE STREET
           1201 WEST PEACHTREE STREET                     ATLANTA, GEORGIA 30303-1763
          ATLANTA, GEORGIA 30309-3424                            (404) 572-4600
                 (404)881-7000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being registered pursuant to dividend or interest reinvestment plans, check the following box:
/ /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                                 PROPOSED MAXIMUM  PROPOSED MAXIMUM
TITLE OF SHARES                  AMOUNT TO BE    AGGREGATE PRICE  AGGREGATE OFFERING     AMOUNT OF
TO BE REGISTERED                REGISTERED(1)      PER SHARE(2)        PRICE(2)      REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------
Common Stock, $.125 par value
  per share..................  3,162,500 shares      $20.625         $65,226,563         $22,492
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1) Includes 412,500 shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of determining the registration fee.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION
     STATEMENT BECOMES EFFECTIVE.  THIS PROSPECTUS SHALL NOT CONSTITUTE AN
     OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE
     ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,
     SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 16, 1995

                                2,750,000 SHARES

      [LOGO]               NATIONAL DATA CORPORATION

                                  COMMON STOCK
                          (PAR VALUE $.125 PER SHARE)

                             ---------------------

     All of the 2,750,000 shares of Common Stock offered hereby are being sold by the Company.

     The Company's Common Stock is quoted on the New York Stock Exchange under the symbol "NDC." The last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape on May 15, 1995 was $21.125 per share. See "Price Range of Common Stock and Dividends."

     SEE "CERTAIN CONSIDERATIONS" FOR CERTAIN MATTERS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                   INITIAL PUBLIC         UNDERWRITING          PROCEEDS TO
                                   OFFERING PRICE         DISCOUNT(1)            COMPANY(2)
                                 ------------------    ------------------    ------------------
Per Share....................    $                     $                     $
Total(3).....................    $                     $                     $

- ---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting estimated expenses of $325,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 412,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Company will be $       , $       and
    $       , respectively. See "Underwriting."

                             ---------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
June   , 1995.

GOLDMAN, SACHS & CO.                                        SALOMON BROTHERS INC
                             ---------------------
                 The date of this Prospectus is June   , 1995.

                             AVAILABLE INFORMATION

     National Data Corporation (the "Company" or "NDC") has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission"). Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The common stock of the Company, $.125 par value per share (the "Common Stock"), is listed on the New York Stock Exchange (the "NYSE") under the symbol "NDC," and such reports, proxy statements and other information concerning the Company are available for inspection at the office of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission (File No. 0-3966) pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

          1. The Company's Annual Report on Form 10-K for the year ended May 31, 1994, as amended on September 19, 1994;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1994, November 30, 1994, and February 28, 1995;

          3. The Company's Current Reports on Form 8-K dated November 17, 1994 and February 2, 1995;

          4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on September 11, 1969; and

          5. The description of the Company's Junior Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A as filed with the Commission on January 22, 1991, as amended on October 5, 1993.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary, National Data Corporation, National Data Plaza, Atlanta, Georgia, 30329-2010, telephone number (404) 728-2000.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere or incorporated by reference into this Prospectus. Except as otherwise indicated, (i) the information in this Prospectus assumes the Underwriters' overallotment option is not exercised, (ii) share and per share data have been restated to reflect a three-for-two stock split effected on March 20, 1995, and
(iii) references to the "Company" or "NDC" include NDC and its subsidiaries. The Company's fiscal year ends on May 31st of each calendar year. References to fiscal years by date refer to the fiscal year ending May 31 of that calendar year.

                                  THE COMPANY

     National Data Corporation (the "Company" or "NDC") is a leading provider of high-volume transaction processing services and application systems to the health care and payment systems markets. The Company serves a diverse customer base comprised of more than 60,000 health care providers, 350,000 merchant locations, 35,000 corporations and 200 banking institutions, as well as federal and state government agencies. The Company markets its services directly to merchants and health care providers and indirectly through business alliances with a wide range of banks, insurance companies and distributors. The Company is one of the largest independent providers of health care transaction processing and integrated payment systems services in the United States, having processed over 1.5 billion transactions during fiscal 1994.

     NDC provides electronic claims processing and adjudication services, practice management systems and clinical data base information for pharmacies, dentists, physicians, hospitals, health maintenance organizations, clinics and nursing homes, as well as other health care providers. Management believes that the Company is the largest independent processor of real-time health care transactions, and that it is well positioned to capitalize on the growing demand for cost containment and improved patient care in the health care industry. Approximately 33% of the Company's total revenue for the first nine months of fiscal 1995 was derived from the Company's health care systems and services which represent the fastest growing portion of the Company's business.

     The Company's integrated payment systems business offers transaction processing solutions to merchants, health care providers, universities and colleges and government agencies. The Company is one of the largest providers of credit card, debit card and check verification/guarantee processing services. NDC also offers electronic tax filing and payment services to government and corporate customers. The Company recently introduced a purchase card that provides electronic payment capabilities for business-to-business purchasing transactions. Approximately 56% of the Company's total revenue for the first nine months of fiscal 1995 was derived from the Company's integrated payment systems and services. NDC also provides cash management, information reporting and electronic data interchange (EDI) services for government and corporate customers, which represented approximately 8% of the Company's total revenue for the first nine months of fiscal 1995.

     The Company's products offer greater convenience to purchasers and providers of goods and services and reduce processing costs, settlement delays and losses from fraudulent transactions. NDC's advanced high speed computer and telecommunications network enables the Company to electronically process, capture and transmit a high volume of point-of-service transactions 24 hours a day, seven days a week. While the transition from paper-based to electronic transaction processing continues, the earliest and most significant penetration has occurred in the areas of credit card authorization and settlement and pharmacy transaction processing. NDC believes that the rapid transition to electronic transaction processing demonstrates the potential for automation of other markets still dominated by paper-based processing, such as additional health care applications and the transfer of information between businesses.

     The Company's business strategy is to be a total solution provider of value-added transaction processing systems and services in the markets it serves. NDC believes that both the integrated payment systems and the health care markets present attractive opportunities for continued growth. In pursuing its strategy, the Company seeks both to increase its penetration of existing application systems and point-of-use transaction processing markets and to continue to identify and create new markets for its services. The Company will also continue to seek to enhance existing products and develop new systems and services; for example, services relating to financial electronic data interchange and medical claims processing.

     To support its business strategy, NDC has expanded its focus on acquisition opportunities and alliances with other companies that allow NDC to increase its market penetration, technological capabilities, product offerings and distribution capabilities. Since the beginning of fiscal 1995, the Company has completed six acquisitions with an aggregate cash purchase price of approximately $46 million. These acquisitions give NDC expanded capabilities and customer bases in the physician and dental practice management, pharmacy practice management, hospital and medical claims processing and retail customer check guarantee areas.

     The Company's address is National Data Plaza, Atlanta, Georgia 30329-2010 and its telephone number is (404) 728-2000.

                                  THE OFFERING

Common Stock offered.........................  2,750,000 shares
Common Stock to be outstanding after the
  Offering...................................  22,001,429 shares(1)
Use of proceeds..............................  The net proceeds of this offering will be added to the Company's working capital and
                                               will be available for general corporate
                                               purposes, including acquisitions.
NYSE symbol..................................  NDC

- ---------------

(1) Excludes 2,747,620 shares subject to options outstanding under the Company's stock option and employee stock purchase plans as of May 10, 1995.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                          NINE MONTHS
                                                                                             ENDED
                                            FISCAL YEAR ENDED MAY 31,                    FEBRUARY 28,
                               ----------------------------------------------------   -------------------
                                 1990       1991       1992       1993       1994       1994       1995
                               --------   --------   --------   --------   --------   --------   --------
STATEMENT OF INCOME DATA:
Revenue from operations:
  Integrated Payment
    Systems..................  $128,044   $132,918   $121,774   $113,793   $112,427   $ 86,179   $100,078
  Health Care Application
    Systems and Services.....    36,767     37,488     47,735     56,268     63,005     45,392     58,962
  Government and Corporate
    Information Systems and
    Services.................    26,645     29,386     24,767     21,549     20,565     14,626     14,802
  Other......................    82,313     27,299     22,210     12,946      8,009      6,388      4,094
                               --------   --------   --------   --------   --------   --------   --------
         Total...............   273,769    227,091    216,486    204,556    204,006    152,585    177,936
Operating income (loss)(1)...    11,453    (21,059)    14,675     15,021     18,387     12,741     17,056

Net income (loss)(1)(2)......  $  3,082   $(14,136)  $  7,419   $  8,489   $  9,710   $  5,877   $ 10,449
Fully diluted earnings (loss)
  per share..................  $    .17   $   (.80)  $    .41   $    .45   $    .50   $    .30   $    .51

                                                                               AT FEBRUARY 28, 1995
                                                                            ---------------------------
                                                                             ACTUAL      AS ADJUSTED(3)
                                                                            --------     --------------
BALANCE SHEET DATA:
Working capital...........................................................  $ 27,017        $ 81,881
Acquired intangibles and goodwill, net of accumulated amortization........    75,692          75,692
Total assets..............................................................   201,739         256,603
Long-term obligations.....................................................    21,549          21,549
Stockholders' equity......................................................   118,013         172,877

- ---------------

(1) For fiscal 1990 and 1991, includes, among other items, certain restructuring costs relating to the Company's decision to exit the communication services business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."
(2) For fiscal 1990, includes income of $1,119,000, net of taxes, relating to discontinued computer timesharing operations. For fiscal 1994 and the first nine months of fiscal 1994, includes an extraordinary charge of $1,450,000, net of income taxes, relating to the settlement of a shareholder lawsuit originally filed in 1990. Net income before the extraordinary charge was $11,160,000, or $0.57 per share, for fiscal 1994, and $7,327,000, or $0.37 per share, for the first nine months of fiscal 1994.
(3) Adjusted to give effect to the sale by the Company of 2,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $21.125 per share (after deduction of the estimated underwriting discounts and estimated expenses of the offering) and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                             CERTAIN CONSIDERATIONS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock.

COMPETITION

     The markets for the applications systems and services offered by the Company are highly competitive. Competition in the health care transaction processing and integrated payment systems markets affects the Company's ability to gain new customers and the prices it can charge. The key competitive factors for the Company are functionality of products, quality of service and price. Many of the Company's competitors have access to significant capital and management, marketing and technological resources that are equal to or greater than those of the Company, and there can be no assurance that the Company will continue to be able to compete successfully with them. In addition, the Company competes with businesses that internally perform data processing or other services offered by the Company. See "Business -- Competition."

MARKETS AND APPLICATIONS

     The Company's future growth and profitability will depend, in part, upon the further expansion of the health care transaction processing and integrated payment systems markets, the emergence of other markets for electronic transaction processing services and the Company's ability to penetrate such markets. Further expansion of these markets is dependent upon the continued growth in the number of transactions available to be processed and the continued automation of traditional paper-based processing systems. The Company's ability to penetrate such markets will depend, in turn, upon its ability to apply its existing technology, or to develop new technology, to meet the particular service needs of each new market. There can be no assurance that markets for the Company's services will continue to expand and develop or that the Company will be successful in its efforts, or have adequate financial, marketing and technological resources, to penetrate new markets. See "Business -- Business Strategy."

INTEGRATED PAYMENT SYSTEMS BUSINESS

     The Company's merchant customers have liability for charges disputed by cardholders. However, in the case of merchant fraud, or insolvency or bankruptcy of the merchant, the Company may be liable for any of such charges disputed by cardholders. The Company requires cash deposits and other types of collateral by certain merchants to minimize any such contingent liability. In addition, the Company believes that the diversification of its merchant portfolio among industries and geographic regions minimizes its risk of loss. Based on its historical loss experience, the Company has established reserves for estimated losses on transactions processed which management believes are adequate. There can be no assurance, however, that such reserves for losses will be adequate. Any such losses in excess of reserves could have a material adverse effect on the financial condition and results of operations of the Company.

ACQUISITION RISKS

     The Company intends to seek additional acquisition opportunities and alliance relationships with other businesses that will allow it to increase its market penetration, technological capabilities, product offerings and distribution capabilities. There can be no assurance that the Company will be able successfully to identify suitable acquisition candidates, complete acquisitions, integrate acquired operations into its existing operations or expand into new markets. There can also be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the completion of such acquisitions while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by the Company's existing operations, or otherwise perform as expected. In addition, the Company competes for acquisition and expansion opportunities with companies that have substantially greater resources.

DISCRETION IN USE OF PROCEEDS

     The net proceeds of this offering will be added to the Company's working capital and will be available for general corporate purposes, including acquisitions. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be added to its working capital and accordingly management will have broad discretion in the application of such net proceeds. Although the Company has recently entered into non-binding letters of intent with respect to two possible acquisitions, the Company currently has no other agreements, arrangements or understandings with respect to any particular acquisition, and there can be no assurance that these two acquisitions or any other acquisition will be completed. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Business Strategy."

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered by the Company are estimated to be $54.9 million ($63.1 million if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $21.125 and after deduction of the estimated underwriting discount and estimated expenses of the offering. The proceeds of this offering will be added to the Company's working capital and will be available for general corporate purposes, including acquisitions. An important component of the Company's growth strategy is the ability to pursue acquisitions. The purpose of this offering is to provide the Company with increased financial flexibility to pursue acquisitions of other businesses that are consistent with the Company's growth strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Business Strategy."

     Pending use of the net proceeds of this offering, the Company will make temporary investments in interest-bearing savings accounts, certificates of deposit, United States Government obligations, money market accounts, interest bearing securities or other insured short-term, interest-bearing investments.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of February 28, 1995, and as adjusted to reflect the sale of 2,750,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $21.125 per share (after deduction of the estimated underwriting discount and estimated expenses of the offering) and the receipt of the estimated $54.9 million in net proceeds therefrom. See "Use of Proceeds."

                                                                        AT FEBRUARY 28, 1995
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                          (IN THOUSANDS)
Long-term obligations...............................................  $ 21,549      $  21,549
Stockholders' equity:
  Preferred Stock, $1.00 par value per share; 1,000,000 shares
     authorized; none issued........................................        --             --
Common Stock, $.125 par value per share; 30,000,000 shares
  authorized; 19,251,429 shares issued; 22,001,249 shares issued as
  adjusted(1)(2)....................................................     2,406          2,750
  Capital in excess of par value....................................    32,019         86,539
  Retained earnings.................................................    85,105         85,105
  Cumulative translation adjustment.................................    (1,010)        (1,010)
     Less:
       Deferred compensation........................................      (507)          (507)
          Total stockholders' equity................................   118,013        172,877
                                                                      --------     -----------
          Total capitalization......................................  $139,562      $ 194,426
                                                                      =========    ==========

- ---------------

(1) On January 24, 1995 the Company's Board of Directors declared a three-for-two stock split, effected in the form of a dividend, of the Common Stock and the rights to purchase one one-hundredth of a share of the Company's $1.00 par value Series A Junior Participating Preferred Stock (the "Junior Participating Preferred Stock"). The stock split was effected on March 20, 1995. As a result of the stock split, the Company issued an additional 6,417,895 shares of Common Stock and related rights to purchase one one-hundredth of a share of the Junior Participating Preferred Stock.
(2) Excludes 2,747,620 shares subject to options outstanding under the Company's stock option and employee stock purchase plans as of May 10, 1995.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock has been traded on the New York Stock Exchange under the symbol NDC since October 14, 1993. Prior to that time, the Common Stock was traded on The Nasdaq Stock Market's National Market. The table below sets forth the high and low sales prices of the Common Stock and the quarterly cash dividends declared per share of Common Stock during the periods indicated.

                                                               PRICE RANGE
                                                           -------------------   CASH DIVIDENDS
                                                            HIGH         LOW        DECLARED
                                                           -------     -------   --------------
FISCAL YEAR ENDED MAY 31, 1993
     First Quarter.......................................  $  7.67     $  6.17       $0.073
     Second Quarter......................................     8.67        5.33        0.073
     Third Quarter.......................................    12.00        8.00        0.073
     Fourth Quarter......................................    12.17        9.50        0.073
FISCAL YEAR ENDED MAY 31, 1994
     First Quarter.......................................    13.00        9.50        0.073
     Second Quarter......................................    12.83       10.00        0.073
     Third Quarter.......................................    14.17        9.75        0.073
     Fourth Quarter......................................    15.33       11.00        0.073
FISCAL YEAR ENDING MAY 31, 1995
     First Quarter.......................................    13.50       10.33        0.073
     Second Quarter......................................    14.67       12.92        0.073
     Third Quarter.......................................    17.58       13.83        0.073
     Fourth Quarter (through May 15, 1995)...............    21.38       16.50        0.075(1)

- ---------------

(1) Payable on May 31, 1995 to holders of record on May 22, 1995.

     The last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape on May 15, 1995 was $21.125. As of May 12, 1995, there were 2,134 holders of record of the Common Stock.

     The ability of the Company to pay dividends in the future will be dependent upon general business conditions, earnings, capital requirements, funds legally available for such dividends, contractual provisions of debt agreements and other relevant factors.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following selected financial data for the five years ended May 31, 1994 are derived from the consolidated financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The financial data for the nine-month periods ended February 28, 1994 and 1995 are derived from the unaudited consolidated financial statements of the Company. In the Company's opinion, the unaudited consolidated financial statements of the Company include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of its consolidated financial position and results of operations for these periods. Operating results for the nine months ended February 28, 1995 are not necessarily indicative of the results that may be expected for fiscal 1995. The data should be read in conjunction with the consolidated financial statements of the Company and related notes incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere herein.

                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                                    FISCAL YEAR ENDED MAY 31,                    FEBRUARY 28,
                                                       ----------------------------------------------------   -------------------
                                                         1990       1991       1992       1993       1994       1994       1995
                                                       --------   --------   --------   --------   --------   --------   --------
STATEMENT OF INCOME DATA:
  Revenue from operations:
    Integrated Payment Systems.......................  $128,044   $132,918   $121,774   $113,793   $112,427   $ 86,179   $100,078
    Health Care Application Systems and Services.....    36,767     37,488     47,735     56,268     63,005     45,392     58,962
    Government and Corporate Information Systems and
      Services.......................................    26,645     29,386     24,767     21,549     20,565     14,626     14,802
    Other............................................    82,313     27,299     22,210     12,946      8,009      6,388      4,094
                                                       --------   --------   --------   --------   --------   --------   --------
        Total........................................  $273,769   $227,091   $216,486   $204,556   $204,006   $152,585   $177,936
  Operating expenses:
    Cost of service..................................   166,320    143,997    130,569    122,537    117,208     89,348     97,286
    Sales, general and administrative................    80,544     75,381     71,242     66,998     68,411     50,496     63,594
  Restructuring costs(1).............................    15,452     28,772         --         --         --         --         --
                                                       --------   --------   --------   --------   --------   --------   --------
  Operating income (loss)(1).........................    11,453    (21,059)    14,675     15,021     18,387     12,741     17,056
  Other income (expense):
    Investment and other income......................     2,341      2,754      2,312      1,851        480        401        205
    Interest expense, net............................    (7,387)    (5,566)    (4,196)    (2,236)    (1,508)    (1,179)      (935)
                                                       --------   --------   --------   --------   --------   --------   --------
  Income (loss) before taxes and extraordinary
    item.............................................     6,407    (23,871)    12,791     14,636     17,359     11,963     16,326
  Provision (benefit) for income taxes...............     4,444     (9,735)     5,372      6,147      6,199      4,636      5,877
                                                       --------   --------   --------   --------   --------   --------   --------
  Net income (loss) from:
      Continuing operations(1).......................  $  1,963   $(14,136)  $  7,419   $  8,489   $ 11,160   $  7,327   $ 10,449
      Discontinued operations........................     1,119         --         --         --         --         --         --
      Extraordinary item(2)..........................        --         --         --         --     (1,450)    (1,450)        --
                                                       --------   --------   --------   --------   --------   --------   --------
  Net income (loss)..................................  $  3,082   $(14,136)  $  7,419   $  8,489   $  9,710   $  5,877   $ 10,449
                                                       =========  =========  =========  =========  =========  =========  =========
  Fully diluted earnings (loss) per share:
    Continuing operations(1).........................  $    .11   $   (.80)  $    .41   $    .45   $    .57   $    .37   $    .51
    Discontinued operations..........................       .06         --         --         --         --         --         --
    Extraordinary item(2)............................        --         --         --         --       (.07)      (.07)        --
                                                       --------   --------   --------   --------   --------   --------   --------
  Fully diluted earnings (loss) per share............  $    .17   $   (.80)  $    .41   $    .45   $    .50   $    .30   $    .51
                                                       =========  =========  =========  =========  =========  =========  =========

                                                                                AT MAY 31,                       AT FEBRUARY 28,
                                                           ----------------------------------------------------  ----------------
                                                             1990       1991       1992       1993       1994          1995
                                                           --------   --------   --------   --------   --------  ----------------
BALANCE SHEET DATA:
  Working capital........................................  $ (4,153)  $  3,080   $ 16,464   $ 37,742   $ 48,873      $ 27,017
  Acquired intangibles and goodwill, net of accumulated
    amortization.........................................    64,626     54,850     53,264     46,299     41,250        75,692
  Total assets...........................................   277,200    212,146    194,882    175,348    183,326       201,739
  Long-term obligations..................................    54,071     39,055     40,424     26,329     23,063        21,549
  Stockholders' equity...................................   110,891     93,023     96,450    101,261    109,331       118,013

- ---------------

(1) In fiscal 1990 and 1991, includes, among other items, certain restructuring costs relating to the effects of the Company's decision to exit the communication services business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."
(2) Relates to the settlement by the Company of a shareholder lawsuit originally filed in 1990.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements of the Company and related notes incorporated by reference in this Prospectus.

GENERAL

     Founded in 1967, NDC's business initially focused on the utilization of toll-free 800 telephone service to authorize petroleum company credit cards. Shortly thereafter, the Company expanded the use of its technology to provide credit card authorization for bank issued credit cards. This service has now grown into the broad array of integrated payment systems offered by the Company. During the 1970's and 1980's, the Company diversified its business and added services such as cash management and communications services. The Company's communication services business provided telemarketing services, operator services and related telecommunications services to retailers and long distance telephone companies. From fiscal 1987 to fiscal 1990, the Company's communications services revenue increased at a compound annual rate of approximately 50%, substantially as a result of a service contract with one company. In February 1990, that company elected to take its operator service operations in-house and, as a result, the Company's communication services revenue declined substantially. The Company subsequently decided in fiscal 1991 to exit the communication services business.

     In addition to providing integrated payment systems and services, since the late 1980's the Company has provided pharmacy and dental practice management systems and health care transactions processing services. In 1988, the Company pioneered the development of the pharmacy claims processing business.

     In fiscal 1993, under the leadership of new management, the Company focused its core operations on the further development of its integrated payment systems and services business and expansion into new segments of the health care industry.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected items in the Company's consolidated statements of income as a percentage of total revenue.

                                                                                      NINE MONTHS
                                                          FISCAL YEAR ENDED MAY          ENDED
                                                                   31,               FEBRUARY 28,
                                                          ----------------------     -------------
                                                          1992     1993     1994     1994     1995
                                                          ----     ----     ----     ----     ----
Revenue from operations:
  Integrated Payment Systems............................   56%      56%      55%      56%      57%
  Health Care Application Systems and Services..........   22       28       31       30       33
  Government and Corporate Information Systems and
     Services...........................................   11       10       10       10        8
  Other.................................................   11        6        4        4        2
                                                          ----     ----     ----     ----     ----
          Total.........................................  100%     100%     100%     100%     100%
Cost of service.........................................   60       60       57       59       55
                                                          ----     ----     ----     ----     ----
  Gross margin..........................................   40       40       43       41       45
Sales, general and administrative expense...............   33       33       34       33       35
                                                          ----     ----     ----     ----     ----
  Operating margin......................................    7        7        9        8       10
Investment and other income.............................    1        1        0        0        0
Interest expense, net...................................   (2)      (1)       0        0       (1)
                                                          ----     ----     ----     ----     ----
  Income before income taxes and extraordinary item.....    6        7        9        8        9
Provision for income taxes..............................    3        3        3        3        3
                                                          ----     ----     ----     ----     ----
Net income before extraordinary item....................    3        4        6        5        6
  Extraordinary item....................................   --       --       (1)      (1)      --
                                                          ----     ----     ----     ----     ----
Net income..............................................    3%       4%       5%       4%       6%
                                                          ====     ====     ====     ====     ====

NINE MONTHS ENDED FEBRUARY 28, 1995 COMPARED TO NINE MONTHS ENDED FEBRUARY 28, 1994

  REVENUE
     Total revenue for the first nine months of fiscal 1995 was $177,936,000, an increase of $25,351,000 (17%) from the same period in fiscal 1994. The revenue increase was the result of increased revenue in Health Care Application Systems and Services, $13,570,000 (30%), Integrated Payment Systems, $13,899,000 (16%),
and Government and Corporate Information Systems and Services, $176,000 (1%), partially offset by a decrease in Other Revenue of $2,294,000 (36%).

     HEALTH CARE APPLICATION SYSTEMS AND SERVICES. Health Care revenue increased for the first nine months of fiscal 1995 as compared to the same period in fiscal 1994 as a result of (i) increases in electronic claims processing, which increased $9,108,000 (45%), and (ii) increases in revenue from the Company's practice management systems for the pharmacy, dental, physician, government and institutional sectors of 26%, including the impact of acquisitions completed during the period.

     INTEGRATED PAYMENT SYSTEMS. Integrated Payment Systems revenues increased 16% for the first nine months of fiscal 1995 compared to the same period in fiscal 1994. This increase was the result of several factors. First, direct payment services revenue for the first nine months of fiscal 1995 increased $6,811,000 (14%) over the same period in fiscal 1994, primarily due to increased volume of merchant sales processed and equipment sales. Second, two check guarantee businesses were acquired during fiscal 1995. Offsetting these increases, revenue in the Company's indirect merchant processing business (distribution through banks) decreased 9% for the first nine months of fiscal 1995 from the same period in fiscal 1994, as a result of lower revenue per electronic transaction. This decrease was primarily a result of reduced prices associated with the renewal of a number of contracts with increased volume commitments and movement from voice to electronic transactions.

     GOVERNMENT AND CORPORATE INFORMATION SYSTEMS AND SERVICES. Government and Corporate Information Systems and Services revenue increased 1% for the first nine months of fiscal 1995 over the same period of the prior year due to increased sales of software for electronic data interchange (EDI) applications.

     OTHER. The decrease in Other Revenue of 36% for the first nine months of fiscal 1995 as compared to the same period in fiscal 1994 was principally related to the Company's decision to exit the communication services market in fiscal 1991. The customer contracts associated with this business expired in the first quarter of fiscal 1995. The remaining revenue in the Other category reflects revenue from international operations.

  COSTS AND EXPENSES
     Cost of service for the first nine months of fiscal 1995 was $97,286,000, an increase of $7,938,000 (9%) from the same period in fiscal 1994. While the cost of operations increased $5,700,000 (8%) for the first nine months of fiscal 1995 as compared to the same period in fiscal 1994, cost of operations as a percentage of revenue decreased from 47% for the first nine months of fiscal 1994 to 43% for the first nine months of fiscal 1995. Depreciation and amortization as a percentage of revenue held constant at 7%. Hardware costs increased $357,000 (5%), primarily related to volume associated with increased equipment sales in the Integrated Payment Systems business.

     Gross margin increased to 45% from 41% for the first nine months of fiscal 1995 as compared to the same period in fiscal 1994.

     Sales, general and administrative expense increased $13,098,000 (26%) for the first nine months of fiscal 1995 as compared to the same period in fiscal 1994. This increase was primarily due to sales expansion programs in the Integrated Payment Systems and Health Care Applications Systems and Services areas as well as increased sales, general and administrative expenses associated with acquired businesses.

  INVESTMENT AND OTHER INCOME
     Investment and other income for the first nine months of fiscal 1995 was $205,000, a decrease of $196,000 (49%) over the same period in fiscal 1994. The decrease in interest income was related to a decline in the number of leases held by the Company. The Company no longer offers leases directly to its customers.

  INTEREST EXPENSE, NET
     The first nine months of fiscal 1995 showed a decrease in net interest expense of $244,000 (21%) from the same period in fiscal 1994. This decrease was primarily attributable to an adjustment of imputed interest expense on acquired merchant processing portfolios made in the first quarter of fiscal 1994 and increased overall cash balances.

  INCOME TAXES
     The provision for income taxes, as a percentage of taxable income, was 36% and 39% for the first nine months in fiscal 1995 and fiscal 1994, respectively. The overall decreased rate in the current year was primarily due to the resolution of issues associated with prior years.

  NET INCOME BEFORE EXTRAORDINARY ITEM
     The Company's net income before extraordinary item for the first nine months of fiscal 1995 was $10,449,000, an increase of $3,122,000 (43%), from $7,327,000 in the same period in fiscal 1994.

  EXTRAORDINARY ITEM
     The Company reported an extraordinary charge of $1,450,000 (net of income taxes) in the first quarter of fiscal 1994, representing the settlement costs of a lawsuit originally filed in 1990.

  NET INCOME
     Net income for the first nine months of fiscal 1995 was $10,449,000, an increase of $4,572,000 as compared to the same period in fiscal 1994. Fully diluted earnings per share for the first nine months of fiscal 1995 and fiscal 1994 were $0.51 and $0.30, respectively. The fully diluted average number of common and common equivalent shares outstanding for the first nine months of fiscal 1995 was 20,307,000, an increase of 556,000 (3%) as compared to the same period in fiscal 1994.

FISCAL YEAR ENDED MAY 31, 1994 COMPARED TO FISCAL YEAR ENDED MAY 31, 1993

  REVENUE
     Total revenue for fiscal 1994 was $204,006,000, a decrease of $550,000 (less than 1%) from revenue of $204,556,000 for fiscal 1993. The reduction was due principally to two factors. First, the decision to exit the Communication Services business caused a decline in revenue of $3,733,000 from the prior fiscal year. Second, the Integrated Payment Systems business continued to be impacted by the shift from voice to electronic authorization, as well as declining price trends on existing and new transactions in the indirect payment services business, resulting in a decline in revenue of $1,366,000. These decreases were offset by an increase of $6,737,000 in revenue from the Health Care Applications Systems and Services business principally due to increased electronic claims transaction volume.

     HEALTH CARE APPLICATIONS SYSTEMS AND SERVICES. Revenue for fiscal 1994 was $63,005,000, an increase of $6,737,000 (12%) from revenue of $56,268,000 for fiscal 1993.

     Electronic claims processing revenue increased $9,663,000 (50%) in fiscal 1994 as compared to fiscal 1993. This increase was the result of an increase in claims processed for the current customer base and new customers added during fiscal 1994. Pharmacy/dental practice management systems revenue decreased $1,970,000 (7%) in fiscal 1994. This decrease was primarily the result of decreased sales of the microcomputer-based pharmacy and dental practice management systems (DataStat(R)), which was affected by the Company's introduction of a new dental product. This decrease was offset by an increase in recurring maintenance revenue associated with the growing installed systems base. Revenue from sales to government and institutional customers decreased $956,000 (10%), primarily as a result of decreased turnkey systems sales to institutional customers and reductions in U.S. Department of Defense spending.

     INTEGRATED PAYMENT SYSTEMS. Revenue for fiscal 1994 was $112,427,000, a decrease of $1,366,000 (1%) from revenue of $113,793,000 for fiscal 1993, with the decline occurring principally in the indirect side of the payment services business. The indirect business represented approximately 45% of total Integrated Payment Systems revenues for fiscal 1994.

     Direct merchant processing revenue increased $2,387,000 (4%) in fiscal 1994 as compared to fiscal 1993. Transaction volumes processed increased by 4% and terminal sales and fees increased as well, primarily as a result of a sales expansion program.

     Indirect payment services (distribution through banking institutions) revenue decreased $3,753,000 (7%) in fiscal 1994 as compared to fiscal 1993. Voice authorization revenue decreased $561,000 (6%) and electronic authorization and data capture revenue decreased $3,192,000 (7%). The decrease in voice authorization revenue was attributable to a continued shift of business to electronic authorization due to lower prices to the merchant and industry mandates. Voice authorization processing volume declined approximately 10% in the period and represented approximately 8% of total Integrated Payment Systems revenue. The decrease in electronic authorization and data capture revenue was primarily the result of price reductions of approximately 7%. The number of electronic authorization and data capture transactions processed increased modestly in fiscal 1994.

     GOVERNMENT AND CORPORATE INFORMATION SYSTEMS AND SERVICES. Revenue for fiscal 1994 was $20,565,000, a decrease of $984,000 (5%) from revenue of $21,549,000 for fiscal 1993. Reduced demand for cash management services was caused largely by a trend toward movement of these services to in-house, microcomputer-based systems. The reductions were partially offset by the emerging electronic tax filing/payment systems and applications for electronic data interchange.

  COSTS AND EXPENSES
     Total cost of service was $117,208,000 for fiscal 1994, representing a decrease of $5,329,000 (4%) from fiscal 1993. This decrease was largely the result of a reduction in cost of operations of $2,662,000 (3%), consisting principally of payroll and telecommunications cost reductions. Hardware costs decreased $1,251,000 (11%), directly related to volume associated with reduced sales of health care practice management systems. Depreciation expense decreased $1,411,000 (9%).

     Gross margin increased to 43% in fiscal 1994 from 40% in fiscal 1993.

     Sales, general and administrative expense was $68,411,000 for fiscal 1994, representing an increase of $1,413,000 (2%) from fiscal 1993. This increase was primarily due to sales expansion programs in the Integrated Payment Systems and the Health Care Applications Systems and Services areas.

  INVESTMENT AND OTHER INCOME
     Investment and other income for fiscal 1994 was $480,000, a decrease of $1,371,000 (74%) below the fiscal 1993 amount of $1,851,000. This decrease was principally a result of a decrease in interest income as a consequence of the Company's sale of its pharmacy and dental systems lease portfolio in fiscal 1993.

  INTEREST EXPENSE, NET
     Net interest expense for fiscal 1994 was $1,508,000, a decrease of $728,000 (33%) from fiscal 1993 interest expense of $2,236,000. This decrease was largely attributable to lower borrowings on the Company's line of credit, a decrease in interest rates and a decrease in the imputed interest rate associated with earn-out liabilities relating to the Company's purchase of several merchant processing businesses.

  INCOME TAXES
     The provision for income taxes, as a percentage of taxable income, was 35% and 42% for fiscal years 1994 and 1993, respectively. The decreased rate in fiscal 1994 was primarily due to research and development tax credits.

  NET INCOME BEFORE EXTRAORDINARY ITEM
     Net income before extraordinary item for fiscal 1994 was $11,160,000, an increase of $2,671,000 (31%) from fiscal 1993 net income of $8,489,000.

  EXTRAORDINARY ITEM
     The Company reported an extraordinary charge of $1,450,000 (net of income taxes) in fiscal 1994, representing the settlement cost of a lawsuit originally filed in 1990.

  NET INCOME
     Net income for fiscal 1994 was $9,710,000, an increase of $1,221,000 (14%), as compared to fiscal 1993 net income of $8,489,000. Fully diluted earnings per share for fiscal 1994 were $0.50, an increase of $0.05 (10%) from the prior year. The fully diluted average number of common and common equivalent shares outstanding for fiscal 1994 was 19,480,500, an increase of 679,500 (4%) as compared to fiscal 1993.

FISCAL YEAR ENDED MAY 31, 1993 COMPARED TO FISCAL YEAR ENDED MAY 31, 1992

  REVENUE
     Total revenue for fiscal 1993 was $204,556,000, a decrease of $11,930,000 (6%) from revenue of $216,486,000 for fiscal 1992. The reduction was due principally to two factors. First, the decision to exit the Communication Services business caused a decline in revenue of $7,593,000. Second, the Integrated Payment Systems business was impacted by the shift from voice to electronic authorization, as well as price trends on new transactions in the indirect business, resulting in a decline in revenue of $7,981,000. These decreases were offset by an increase of $8,533,000 in the Health Care Applications Systems and Services business principally due to increased electronic claims transaction volume.

     HEALTH CARE APPLICATION SYSTEMS AND SERVICES. Revenue for fiscal 1993 was $56,268,000, an increase of $8,533,000 (18%) from revenue of $47,735,000 for fiscal 1992. Electronic claims processing revenue increased $5,173,000 (36%). This increase was the result of a 48% increase in claims processed for the current customer base and customers added in fiscal 1993. Pharmacy/dental practice management systems revenue increased $3,442,000 (14%) in fiscal 1993. This increase was primarily the result of increased sales of the DataStat(R) systems and an increase in recurring maintenance revenue associated with the growing installed systems base. Revenue from sales to government and institutional customers decreased $82,000 (1%), primarily as a result of decreased turnkey systems sales to institutional customers and overall reductions in U.S. Department of Defense spending.

     INTEGRATED PAYMENT SYSTEMS. Revenue for fiscal 1993 was $113,793,000, a decrease of $7,981,000 (7%) from revenue of $121,774,000 for fiscal 1992, with the decline occurring principally in the indirect payment services side of the business. The indirect business represented approximately 50% of total Integrated Payment Systems revenues for fiscal 1993.

     Direct merchant processing revenue decreased $2,007,000 (3%) in fiscal 1993 as compared to fiscal 1992, although transaction volumes processed increased by 12% and terminal sales and fees increased as well. Increased transaction volume had a favorable revenue impact of $5,104,000, primarily as a result of improved sales productivity. Terminal sales and other fees increased $440,000. These increases were offset by a reduction in the prices charged to merchants of $7,550,000, or approximately 15%, reflecting the shift from paper to electronic-based processing.

     Indirect payment services revenue decreased $5,974,000 (10%) in fiscal 1993 as compared to fiscal 1992. Voice authorization revenue decreased $2,608,000 (21%) and electronic authorization and data capture revenue decreased $3,367,000 (7%). The decrease in voice authorization revenue was attributable to the continued shift of business to electronic authorizations due to lower prices to the merchant and industry mandates. Voice authorization processing volume declined approximately 20% between the two years and represented approximately 9% of total Integrated Payment Systems revenue for fiscal 1993. The decrease in electronic authorization and data capture revenue was primarily the result of price reductions of 10%. The number of electronic authorization and data capture transactions processed were essentially the same in both years.

     GOVERNMENT AND CORPORATE INFORMATION SYSTEMS AND SERVICES. Revenue for fiscal 1993 was $21,549,000, a decrease of $3,218,000 (13%) from revenue of $24,767,000 for fiscal 1993. Reduced demand for cash management services in a period of low interest rates and a trend toward movement of these services to in-house microcomputer-based systems were largely responsible for these reductions.

     OTHER. Revenue for fiscal 1993 was $12,946,000, a decrease of $9,264,000 (42%) from revenue of $22,210,000 for fiscal 1992. This decrease was the result of the Company's decision to exit the Communication Services market in fiscal 1991. Weak economies in Europe and Japan and the same cash management demand trends noted above were the primary causes of a revenue decline in the international business.

  COSTS AND EXPENSES
     Total cost of service was $122,537,000 for fiscal 1993, representing a decrease of $8,032,000 (6%) from fiscal 1992. This decrease was primarily the result of a reduction in the cost of operations of $11,100,000 (10%), consisting principally of payroll and telecommunications cost reductions. Hardware costs increased $2,700,000 (32%) as a result of the increased volume of sales of health care practice management systems and retail point-of-sale terminal devices. Depreciation expense was essentially flat at approximately $16,000,000 in both years.

     Gross margin realized for each year was 40%.

     Sales, general and administrative expense was $66,998,000 for fiscal 1993, representing a decrease of $4,244,000 (6%) from fiscal 1992. The decrease was the result of cost containment programs focused on elimination of redundancy and non-essential activities which were initiated in the second quarter of fiscal 1993. As a percentage of revenue, sales, general and administrative expense for fiscal 1993 and 1992 was 33% in both years.

  INVESTMENT AND OTHER INCOME
     Investment and other income for fiscal 1993 was $1,851,000, a decrease of $461,000 (20%) from the fiscal 1992 amount of $2,312,000. This decrease was principally attributable to a decrease in interest income resulting from the Company's sale of its pharmacy and dental systems lease portfolio in fiscal 1993.

  INTEREST EXPENSE, NET
     Interest expense for fiscal 1993 was $2,236.000, a decrease of $1,960,000 (47%) from fiscal 1992 interest expense of $4,196,000. This decrease was largely attributable to lower borrowings on the Company's line of credit, a decrease in interest rates and a decrease in the imputed interest expense associated with earn-out liabilities relating to the Company's purchase of several merchant processing businesses.

  INCOME TAXES
     The provision for income taxes, as a percentage of taxable income, was 42% for fiscal 1993 and 1992.

  NET INCOME
     Net income for fiscal 1993 was $8,489,000, an increase of $1,070,000 (14%) as compared to fiscal 1992 net income of $7,419,000. Fully diluted earnings per share for fiscal 1993 were $0.45, an increase of $0.04 (10%) from fiscal 1992. The fully diluted average number of common and common equivalent shares outstanding for fiscal 1993 was 18,801,000, an increase of 757,500 (4%) as compared to fiscal 1992.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities increased 35% to $32,109,000 for the first nine months of fiscal 1995, from $23,738,000 for the same period in fiscal 1994. This increase was primarily related to increased earnings. The significant cash flows generated from operating activities are reinvested by the Company in existing businesses and are used to fund acquisitions.

     For the first nine months of fiscal 1995, cash used in investing activities increased to $42,515,000 compared to $8,526,000 in the same period of fiscal 1994. During the first nine months of fiscal 1995, the Company completed five acquisitions for an aggregate cash purchase price of approximately $44 million. In addition, $2,000,000, previously escrowed, was refunded to the Company in the second quarter of fiscal 1995.

     Net cash used in financing activities increased 26% to $6,396,000 for the first nine months of fiscal 1995 from $5,090,000 in the prior year period, primarily as a result of an increase in principal payments on capital lease agreements of $405,000 and a decrease in the net proceeds from the issuance of stock under the Company's employee stock purchase plan of $590,000. Dividends of approximately $4,207,000 and $4,116,000 were paid in the first nine months of fiscal 1995 and 1994, respectively.

     The Company has a $15,000,000 working capital line of credit which expires in August 1995, and which management expects to be extended on substantially the same terms. The Company also has a $40,000,000 acquisition line of credit which expires in August 1996. As of May 15, 1995, there were no amounts outstanding under either line of credit. The Company believes the net proceeds of this offering together with funds generated from operations and borrowings available under its lines of credit will be adequate to meet normal business operating needs, including possible acquisitions.

                                    BUSINESS

INDUSTRY BACKGROUND

     Advances in computer software, telecommunications and microprocessor technology have aided the development of on-line, real-time information processing systems that capture and transmit electronically high volumes of information. These technology advances allow information processors to offer greater convenience to purchasers and providers of goods and services and reduce processing costs, settlement delays and losses from fraudulent transactions. While the transition from paper-based to electronic information processing continues, the earliest and most significant penetration of electronic information processing has occurred in the areas of credit card authorization and settlement and pharmacy transaction processing. The Company believes that the rapid transition to electronic transaction processing in these markets demonstrates the potential for automation of other markets still dominated by paper-based processing, such as additional health care applications and the transfer of information between businesses.

  HEALTH CARE MARKET

     The health care sector of the market for information systems is growing rapidly due to the need of employers and health care payors and providers to control costs and to improve quality of care. A high percentage of health care claims are still processed using manually processed paper-based systems. Third party payors and health care providers continue to seek methods to automate processing in order to reduce costs and improve the delivery of health care services. The Company believes the health care industry is one of the largest potential markets for electronic information processing services, including the electronic transmission and capture of data for on-line eligibility verification and settlement of insurance claims. The application of technology to improve the flow of information to address patient care quality is expanding as well.

     Since the late 1980s, electronic processing technology has been applied to the transmission and capture of data for pharmacy claims and transaction processing. During 1994, approximately 80% of prescription claims were submitted electronically or by magnetic tape. This technology is being adapted to the processing of other health care data, including insurance claims for dentists, physicians and hospitals. As of December 31, 1994, there were approximately 150,000 dentists, 600,000 physicians and 6,500 hospitals in the United States, which represented the largest and least automated segment of the health care industry in terms of claims submitted, with only a small percentage of transactions processed electronically in real-time. Many physicians and hospitals have computer systems and therefore possess the basic capability to transmit claims electronically once standardized processing protocols are established and installed.

     The Company believes that the ability to offer total solutions, including practice management systems as well as information processing services, to both payors and providers in the health care markets will be an important competitive factor as automated claims processing and the availability of information in this service area continues to grow. As electronic processing of health care claims accelerates, the Company believes it will be important for companies to be able to offer integrated, value-added systems and services to industry participants who shift to automation of claims processing.

  PAYMENT SYSTEMS MARKET

     Electronic transaction processing for the payment systems market involves transaction authorization, data capture and settlement for credit and debit cards, check verification and guarantee services and financial electronic data interchange. Most retail credit card transactions are no longer processed through paper-based systems and are instead electronically authorized, with an increasing number electronically settled as well. According to industry sources, during 1994 the number of outstanding VISA and MasterCard sponsored credit and debit cards in the United States increased 20% to 341 million, the volume of VISA and MasterCard credit and debit card sales increased 26% to $463 billion and the number of VISA and MasterCard purchase transactions increased 22% to 5.3 billion. The Company believes that the number of transactions will continue to grow and that an increasing percentage of these transactions will be processed electronically due to convenience, efficiency and a desire to reduce fraud and other processing costs.

     The Company believes that there are significant opportunities for continued growth in the application of electronic transaction processing services to the payment systems market. Utilization of debit cards as a general payment mechanism for goods and services continues to increase, principally in the supermarket, travel and leisure, and gasoline industries. There is also significant potential for growth in the use of credit and debit cards in other traditional cash payment markets, such as fast-food restaurants, gaming establishments, cinemas and convenience stores. The increased use of credit and debit cards for such transactions is primarily driven by the convenience they provide as well as the ability to efficiently track expenses and purchase activity. In addition, the Company believes the proliferation of affinity or co-branded cards that provide consumers with added benefits, such as discounts on gasoline or airline tickets, should contribute to increased use of credit and debit cards and the growth of the payment systems market.

     VISA and MasterCard, as well as other independent service providers such as the Company, provide high volume electronic transaction processing services directly to merchants and other customers as well as indirectly through banking institutions. The direct electronic transaction processing business has shown increasing growth recently as the result of a consolidation of the industry toward independent providers and away from traditional providers. The Company believes this shift is due in large part to more efficient distribution channels as well as the increased technological capabilities required for the rapid and efficient creation, processing, handling, storage and retrieval of information. These technological capabilities have become increasingly complex, requiring significant capital commitments to develop, maintain and update the systems necessary to provide these technologically advanced services at a competitive price. As a result, several large merchant processors including the Company have expanded their operations with acquisitions of new merchant accounts from banks who previously serviced those accounts. In addition, many small information processing organizations are consolidating with larger service providers.

     In addition to services that enable merchants to accept credit and debit cards, the payment systems market continues to expand to include increasing levels of check verification and guarantee services. Demand for these services has been growing in recent years as merchants seek to reduce losses related to bad checks and use check acceptance to increase sales. Although credit cards are rapidly growing as a method of payment, in 1994 checks were used in approximately 20% of all consumer purchases, representing 35% of the aggregate value of such purchases.

BUSINESS STRATEGY

     The Company's business strategy is to be a total solution provider of value-added information processing services and application systems in the markets it serves. NDC believes that both the health care and the integrated payment systems markets present attractive opportunities for continued growth. In pursuing its business strategy, the Company seeks both to increase its penetration of existing information processing and application systems markets and to continue to identify and create new markets through the:

     - development of value-added applications, enhancement of existing products and development of new systems and services;

     - acquisition of, or alliance with, companies that have desirable products and/or distribution capabilities; and

     - extension of the terms and commitments of existing customer contracts.

     The resources required to effectively compete in the Company's markets include an extensive computer and telecommunications network, a skilled customer support, operations and systems development staff, and sophisticated software systems. Management believes that the substantial investment required for the development of technologically advanced automated processing systems, accompanied by demand for enhanced service at reduced costs, will continue to cause many small and regional operators to leave the business or sell to larger competitors, resulting in industry consolidation. As a result, the Company believes that there is opportunity for increased market penetration for its services as well as the addition of new markets through acquisitions and alliances.

     To support its business strategy, NDC has focused on acquisition opportunities and alliances with other companies that allow it to increase its market penetration, technological capabilities, product offerings and distribution capabilities. Since the beginning of fiscal 1995, the Company has completed six acquisitions with an aggregate cash purchase price of approximately $46 million. These acquisitions give NDC expanded capabilities and customer bases in physician and dental practice management, pharmacy practice management, hospital and medical claims processing and check guarantee. Although the Company has recently entered into non-binding letters of intent with respect to two possible acquisitions, the Company currently has no other agreements, arrangements or understandings with respect to any particular acquisition, and there can be no assurance that these two acquisitions or any other acquisition will be completed.

PRODUCTS AND SERVICES

     The following diagram depicts NDC's application systems and transaction processing network:

                                   (CHART)

HEALTH CARE APPLICATION SYSTEMS AND SERVICES

     The Company is a leading provider of a full range of products and services that address health care cost containment and improved patient care issues. The Company's products include electronic claims processing, adjudication and payment systems, funding capabilities, practice management systems and clinical data base information for pharmacies, dentists, physicians, hospitals, HMO's, clinics and nursing homes. Revenue for Health Care Application Systems and Services products and services consists of transaction processing fees and recurring monthly maintenance and support fees, software license revenue and proceeds from the sale of practice management systems as well as upgrade charges for additional applications. Fees for electronic claims processing services are based on a per transaction rate, with the rate varying depending upon the volume and scope of services provided. Approximately 31% and 33%, respectively, of the Company's revenue in fiscal 1994 and the first nine months of fiscal 1995 was derived from Health Care Application Systems and Services, which represent the fastest growing portion of the Company's business.

  ELECTRONIC PROCESSING SERVICE
     The Company's electronic processing services are offered to pharmacies, dentists, hospitals, HMO's and preferred provider organizations. These services include eligibility verification, patient-specific benefit coverage, claims data capture and editing, claim adjudication and retrospective and prospective drug utilization review. The Company's network includes approximately 60,000 health care provider locations. Electronic processing for health care transactions represents the Company's fastest growing service. The Company recently expanded its presence in the health care claims processing market with two acquisitions, one of a company specializing in hospital claims processing and another of a product relating to claims clearing and processing systems for physicians' offices.

  PRACTICE MANAGEMENT SYSTEMS
     The Company's practice management systems are designed to provide the health care market with applications solutions that improve the efficiency of operations, address cost containment concerns and enhance overall quality of patient care. In addition, NDC's practice management systems are offered with the Company's claims processing services, credit and debit card processing capabilities and other associated functions such as inventory reporting and ordering.

     PHARMACY MANAGEMENT SYSTEMS. The Company's pharmacy practice management systems, including its DataStat(R) systems, provide solutions for independent and chain pharmacies, hospitals, HMO's, clinics and nursing homes. These systems enable pharmacists to manage and perform patient registration, drug record-keeping, private and third-party billing, inventory control and ordering, price updates, management reporting and drug database updates to detect potential clinical dispensing and prescribing problems. In addition, the Company's systems provide value-added claims processing services. The Company's systems are sold and maintained by the Company and can be tailored to the needs of users utilizing micro- and mini-computer platforms. In fiscal 1994, the Company expanded its offering of pharmacy management systems with the acquisition of a Canadian-based company that focuses on providing systems to pharmacy chains in the U.S. and Canada.

     DENTAL MANAGEMENT SYSTEMS. The Company's dental management systems are designed to provide dentists with patient record accounting, patient scheduling and recall, billing and collection, insurance claims information and electronic processing to improve the efficiency of office management. The Company expanded its dental management product line in fiscal 1994 with the introduction of the NDC Dental System, which incorporates advanced clinical functionality with customary business automation functions.

     PHYSICIAN MANAGEMENT SYSTEM. The Company's physician management system is designed to provide physicians with patient scheduling, billing and collection, patient record accounting, insurance claims information and electronic processing designed to improve the efficiency of office management. The Company entered the physician practice management systems market in fiscal 1995 through the acquisition of one of the leading providers of automated systems to this market, with approximately 7,000 users of the acquired company's products.

INTEGRATED PAYMENT SYSTEMS

     The Company's Integrated Payment Systems products provide a wide range of transaction processing alternatives to the retail, hospitality, health care and government markets. The Company offers merchant credit and debit card processing, check verification and guarantee and other services directly to merchants and, with the exception of check guarantee, indirectly through banking institutions. Approximately 55% and 57% of the Company's revenue for fiscal 1994 and the first nine months of fiscal 1995, respectively, was derived from these services.

  MERCHANT PROCESSING SERVICES
     NDC is one of the leading merchant processing companies in the nation, serving approximately 350,000 merchant locations. NDC's merchant processing services include credit and debit card authorization, data capture and product and customer support functions, primarily for VISA and MasterCard bank cards. For merchants with a direct processing relationship, the Company also performs the financial settlement between the merchant and the card associations, reconciliation of the financial settlement and resolution of disputes between the Company's merchants and cardholders. Fees for the Company's merchant processing services are principally based on the dollar volume of transactions processed directly for merchants and a per transaction rate for transactions processed for banks on behalf of merchants.

     The Company provides credit and debit authorization services utilizing point-of-sale terminals, electronic cash registers and proprietary personal computer applications. These systems provide merchants with a comprehensive, nationwide authorization network for credit cards, debit cards and checks. The Company also provides electronic data capture (EDC) systems that incorporate the capabilities of its electronic point-of-sale authorization system, combined with enhanced software, to enable the Company to electronically capture the entire transaction and transmit the necessary value-added information directly to the Company's central computer system for faster clearing through the banking system. These systems allow the merchant quicker access to its funds and avoid the necessity and cost of physically processing paper charge slips. Customized value-added applications for specialty retailers, restaurants, hotels and oil companies are marketed by the Company.

  CHECK VERIFICATION AND GUARANTEE SERVICES
     The Company offers merchants a nationwide check verification service which verifies that the individual presenting a check at the point-of-sale does not have a history of writing uncollectible checks. In fiscal 1995, the Company expanded its payment system services to include check guarantee services through the acquisition of two check guarantee businesses. Check guarantee differs from check verification in that the Company not only verifies the transaction but also guarantees payment. If a check is not paid, the Company assumes the right to collect from the individual writing the check. Fees for the Company's check verification services are based on a per transaction rate, while fees for its check guarantee services are based on a percentage, or discount, of the face value of each check guaranteed by the Company.

  OTHER PAYMENT AND RELATED SERVICES
     During fiscal 1994, the Company introduced a purchase card service. This service is aimed at high volume corporate or government purchases of low dollar value items. The product is credit card-based and is intended to significantly reduce the cost of making such small purchases, while at the same time making available to the purchasing department needed controls and management information relating to its purchases. The Company also offers tax products that provide for the electronic filing and payment of corporate taxes. The Company initiates the electronic funds transfer process for payment of the taxes due, while delivering the information summary to the appropriate government agency.

GOVERNMENT AND CORPORATE INFORMATION SYSTEMS AND SERVICES

     NDC's Government and Corporate Information Systems and Services include cash management, information reporting and electronic data interchange (EDI). The services provide financial, management and operational data to corporate and government institutions worldwide. Corporate and government organizations use these services to collect, consolidate and report financial, administrative and operating data from more than 230,000 locations. Approximately 10% and 8% of the Company's revenue for fiscal 1994 and the first nine months of fiscal 1995, respectively, was derived from these services.

SALES AND MARKETING

     The Company's electronic transaction processing services are offered to the health care markets directly through Company personnel and through alliances. The Company's pharmacy and dental practice management systems are marketed primarily through the Company's personnel but also jointly through alliances. The Company offers its physician practice management system through value-added resellers and by direct marketing. The Company markets its Integrated Payment Systems products and services through its own sales personnel and also through independent contractors, bank alliance programs and traditional third-party processing for banks.

OPERATIONS AND SYSTEMS

     The Company's primary computer systems are housed in two adjacent data centers in Atlanta with key systems and data redundant across the two centers. The Company also operates a data center in southern California. Each data center has full access security, fire and smoke protection, and backup electrical power. All key communications feeds are redundant with links from separate central offices as well as microwave backup systems. Other processing capabilities are located in Dallas, Toronto and the United Kingdom.

     Because of the large number and variety of NDC's products and services, the Company does not rely on a single technology to satisfy its sophisticated computer systems needs but instead employs the best available technology that is suitable for each particular task. Given this approach, NDC utilizes (i) the latest Unisys mainframe class systems and the OS/2200 operating system for large scale transaction and batch data base processing; (ii) Tandem fault-tolerant computers and the Guardian operating system for high volume, fast response transaction processing; (iii) client-server technology for end-user data base applications; and (iv) UNIX and Windows(TM) based systems for focused communication applications systems. All of these systems are linked via high speed, fiber optic-based networked backbones for file exchange and inter-system communication purposes. NDC also maintains storage systems connected to the backbones, including a robotic tape library and optical storage for archival storage purposes. All of the Company's systems are supported by a systems support, operations and production control staff with an advanced network control center.

     The Unisys systems employed by NDC are the latest 2200/500 series. These systems combine the latest cost effective hardware with the transaction processing functionality of the OS/2200 series operating system. NDC has its Unisys back-end systems cross barred into Unisys's unique fault-tolerant Record Lock Processor which coordinates all disk access and operations to permit a triple processor system configuration to appear and act as a single system. Processors and systems may be brought on and off-line without customer impact for capacity requirements and redundancy.

     The Unisys back-end systems are front-ended by dual Tandem Computers Himalayan K10000 5 processor systems. Each of these systems represents Tandem's latest RISC-based technology, allowing incremental, cost-effective transaction processing and switching capacity. NDC intends during fiscal 1996 to upgrade to Tandem's recently announced K20000 technology to keep pace with growing capacity needs.

     The Company's communications network family is made up of several networks, each for a different customer purpose. NDC maintains three primary networks: a high speed, short transaction network called

FASTNET; a private line nationwide high bandwidth backbone network; and a dial-up voice/data network for interactive and voice traffic. The Company also maintains a number of support services offering satellite, wireless, INTERNET and ISDN/DOV connectivity.

COMPETITION

     The markets for the applications systems and services offered by the Company are highly competitive. The Company has a number of actual and potential competitors as to all of the systems and services that it offers. Many of the Company's services compete directly with computer manufacturers that encourage businesses to purchase or lease the manufacturers' computers and establish in-house systems. In addition to this competition, the Company believes that there are several companies that have the capability to offer some of the Company's services in competition with the Company, certain of which are substantially larger than the Company. The Company believes that its ability to offer integrated solutions to its customers, including hardware, software, processing and network facilities, is a positive factor pertaining to the competitive position of the Company. The Company recognizes, however, that its industry segment is increasingly competitive. The key competitive factors for the Company are functionality of products, quality of service and price.

RESEARCH AND DEVELOPMENT

     The Company has a research and development staff of approximately 265 persons. During fiscal 1992, 1993, 1994 and the first nine months of fiscal 1995, the Company spent approximately $7.5 million, $10.0 million, $9.5 million and $9.6 million, respectively, on activities relating to the development, improvement and maintenance of new and existing products, services and techniques.

                                   MANAGEMENT

     Set forth below is the name, age, position with the Company, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Company.

            NAME                               BUSINESS EXPERIENCE                        AGE
            ----                               -------------------                        ---
DIRECTORS
Robert A. Yellowlees        Chairman of the Board of the Company since June 1992;         56
                              President, Chief Executive Officer and Chief Operating
                              Officer of the Company since May 1992; Chairman of the
                              Board of Spectrum Research Group, consultants on
                              management of technology; director of John H. Harland
                              Co. Mr. Yellowlees has been a director of the Company
                              since April 1985.

Edward L. Barlow            General Partner, Whitcom Partners, an investment              60
                              partnership, for more than five years. Mr. Barlow has
                              been a director of the Company since January 1969.

James B. Edwards            President of the Medical University of South Carolina         67
                              since November 1982; director of The Harry Frank
                              Guggenheim Foundation, Phillips Petroleum Company, The
                              William Benton Foundation, Encyclopedia Britannica,
                              Inc., SCANA Corporation, IMO Industries, Inc., WMX
                              Technologies, Inc. and Norfolk-Southern Corporation
                              Advisory Board. Dr. Edwards has been a director of the
                              Company since January 1989.

Don W. Sands                Member of the Board of Governors of the Georgia World         68
                              Congress Center since 1985; Chief Executive Officer
                              Emeritus and Counselor to the Board of Directors of Gold
                              Kist, Inc. since November 1991; President, Chief
                              Executive Officer and Chairman of the Management
                              Committee of Gold Kist Inc. from July 1988 through
                              October 1991; director of Golden Poultry Co. Mr. Sands
                              has been a director of the Company since September 1989.

Neil Williams               Managing Partner of Alston & Bird since 1985, attorneys       59
                              and counsel for the Company. Mr. Williams has been a
                              director of the Company since April 1977.

EXECUTIVE OFFICERS
Jerry W. Braxton            Chief Financial Officer of the Company since January 1992;    48
                              Vice President -- Treasurer and Vice
                              President -- Controller of Contel Corporation from 1976
                              through 1991.

Richard S. Cohan            General Manager, Health Care Information Network, of the      42
                              Company since April 1995; Senior Vice President, Health
                              Care Business Development from December 1993 through
                              March 1995; Senior Vice President of the Health Care
                              Application Systems and Services unit of the Company
                              from September 1992 to November 1993; Group Vice
                              President and General Manager of the Health Care
                              Institutional Services unit of the Company from December
                              1987 through August 1992.

Donald B. Graham            Senior Vice President, Operations, of the Company since       54
                              January 1994; President and Chief Executive Officer of
                              Information Systems of America from February 1988 until
                              July 1993.

            NAME                               BUSINESS EXPERIENCE                        AGE
- --------------------------------------------------------------------------------------    ---
James R. Henderson          General Manager, Pharmacy and Dental Application Systems,     49
                              of the Company since April 1995; Executive Vice
                              President, Health Care Application Systems and Services
                              from December 1993 through March 1995; Executive Vice
                              President, Product Line Management from September 1992
                              through November 1993; Executive Vice President of
                              Worldwide Sales, Marketing and Operations for Quality
                              Micro Systems, Inc. from 1988 until 1991.
Donald L. Howard            Vice President -- Human Resources of the Company since        56
                              February 1980.
E. Michael Ingram           General Counsel and Secretary of the Company since January    43
                              1985.
J. David Lyons              General Manager, Payment Services, of the Company since       56
                              April 1995; Executive Vice President, Marketing & Sales
                              of the Company from July 1993 through March 1995; Senior
                              Vice President of Sales and Marketing of Syncordia from
                              September 1990 to March 1993; Vice President and General
                              Manager of International Sales and Service for Data
                              General Corporation from 1988 to 1990.
Kevin C. Shea               General Manager, Integrated Payment Systems, of the           44
                              Company since April 1995; Executive Vice President,
                              Integrated Payment Systems from September 1992 through
                              March 1995; Executive Vice President, National Data
                              Payment Systems, Inc. ("NDPS") from December 1990
                              through August 1992; Group Vice President, NDPS from
                              June 1988 through November 1990.
M.P. Stevenson, Jr.         Vice President and Controller of the Company since            40
                              September 1992; Division Controller, NDPS from March
                              1992 to August 1992; Director, Internal Audit from March
                              1986 to February 1992.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.125 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share. The following description of the capital stock is qualified in all respects by reference to the Restated Certificate of Incorporation, as amended, and Bylaws, as amended, of the Company, copies of which are on file at the Company's principal executive offices.

COMMON STOCK

     The holders of Common Stock, subject to such rights as may be granted to the holders of Preferred Stock, elect all directors and are entitled to one vote per share. All shares of Common Stock participate equally in dividends when, as and if declared by the Board of Directors and share ratably, subject to the rights and preferences of any Preferred Stock, in net assets on liquidation. The shares of Common Stock outstanding prior to this offering are, and the shares to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The shares of Common Stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

STOCK PURCHASE RIGHTS

     Pursuant to a Rights Agreement dated as of January 18, 1991, each share of Common Stock is issued one right (a "Right") which entitles the registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Junior Preferred Stock"), at a purchase price of $45.00 per Unit, subject to adjustment. Until the Distribution Date the Rights are unexercisable and attach to and transfer with the Common Stock certificates. The Distribution Date will occur upon the earlier of an announcement of the acquisition by a third party of 15% or more of the Common Stock, or the commencement of a tender offer for 15% or more of the Common Stock.

     The Rights may have certain anti-takeover effects because the rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by a majority of the directors since the Rights may be redeemed by the Company at $.01 per Right at any time on or prior to a stock acquisition. Thus, the Rights are intended to encourage persons who may seek to acquire control of the company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in the office.

PREFERRED STOCK

     The Company is authorized to issue 1,000,000 shares of Preferred Stock, par value $1.00 per share, none of which is outstanding, although 300,000 shares of Preferred Stock have been reserved for issuance pursuant to the Rights described above. Preferred Stock may be issued from time to time by the Board of Directors of the Company, without stockholder approval, in such series and with such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Board of Directors. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of shares of Common Stock since Preferred Stock may be issued having preference with respect to dividends and in liquidation over the Common Stock, and have voting rights, contingent or otherwise, that could dilute the voting rights, net income per share and net book value of the Common Stock. In addition, while the Board of Directors has no current intention of doing so, the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting powers and such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof without further stockholder action could help to perpetuate incumbent management of the Company or prevent a business combination involving the Company that is favored by the Company's stockholders. As of the date of this Prospectus, other than in connection with the Rights described above, the Board of Directors has not authorized the issuance of any shares of Preferred Stock, and the Company has no agreements, arrangements or understandings with respect to the issuance of any shares of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

     The Company's registrar and transfer agent is Wachovia Bank of North Carolina, N.A., Winston-Salem, North Carolina.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co. and Salomon Brothers Inc are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                                                              SHARES
                                UNDERWRITER                               OF COMMON STOCK
    --------------------------------------------------------------------  ---------------
    Goldman, Sachs & Co. ...............................................
    Salomon Brothers Inc................................................

                                                                          ---------------
              Total.....................................................     2,750,000
                                                                          ==============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $     per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 412,500 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,750,000 shares of Common Stock offered hereby.

     The Company, its directors and executive officers have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, or, with respect to the Company, file a registration statement under the Securities Act with respect to, any Common Stock or any securities of the Company that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, Common Stock or any substantially similar securities for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the shares of Common Stock offered will be passed upon for the Company by Alston & Bird, Atlanta, Georgia. Certain legal matters in connection with this offering are being passed upon for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended May 31, 1994, as amended, incorporated in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Such Form 10-K should be read in conjunction with Notes 3 and 5 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1995 and Item 7 to the Company's Current Report on Form 8-K dated November 17, 1994 for a description and information relating to significant events subsequent to the filing of the Form 10-K.

     The financial statements of Mercantile Systems, Inc. included in the Company's Current Report on Form 8-K dated November 17, 1994, incorporated in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The combined financial statements of Yes Check Services, Inc. and Select Check, Inc. included in the Company's Current Report on Form 8-K dated November 17, 1994, incorporated in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report with respect thereto, and incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

- ---------------------------------------------------------
- ---------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information...................    2
Incorporation of Certain Documents by
  Reference.............................    2
Prospectus Summary......................    3
Certain Considerations..................    6
Use of Proceeds.........................    7
Capitalization..........................    8
Price Range of Common Stock and
  Dividends.............................    9
Selected Financial Data.................   10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   11
Business................................   18
Management..............................   25
Description of Capital Stock............   27
Underwriting............................   29
Legal Matters...........................   29
Experts.................................   30

- ---------------------------------------------------------
- ---------------------------------------------------------

- ---------------------------------------------------------
- ---------------------------------------------------------
                                2,750,000 SHARES

                           NATIONAL DATA CORPORATION

                                  COMMON STOCK
                          (PAR VALUE $.125 PER SHARE)
                             ---------------------

                                    [LOGO]

                             ---------------------

                              GOLDMAN, SACHS & CO.

                              SALOMON BROTHERS INC

                      REPRESENTATIVES OF THE UNDERWRITERS

- ---------------------------------------------------------
- ---------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the Common Stock, other than underwriting discounts, are set forth in the following table. All amounts except the Securities and Exchange Commission registration fee and the NASD filing fee are estimated.

    Securities and Exchange Commission registration fee.....................  $   22,492
    NASD filing fee.........................................................       7,023
    NYSE listing fee........................................................      11,000
    Printing and engraving expenses.........................................      60,000
    Accountants' fees and expenses..........................................     100,000
    Legal fees and expenses.................................................      85,000
    Blue Sky fees and expenses..............................................       8,000
    Transfer agent and registrar fees.......................................       2,500
    Miscellaneous...........................................................      28,985
                                                                              ----------
              Total.........................................................  $  325,000
                                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws provide for indemnification of directors and officers of the Company to the full extent permitted by Delaware law.

     Section 145 of the General Corporation Law of the State of Delaware provides generally that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     In addition, pursuant to the authority of Delaware law, the Restated Certificate of Incorporation of the Company also eliminates the monetary liability of directors to the fullest extent permitted by Delaware law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  EXHIBIT
  NUMBER                            EXHIBIT DESCRIPTION
  ------   ----------------------------------------------------------------------
    1      Form of Underwriting Agreement
    5      Opinion of Alston & Bird
   23.1    Consent of Alston & Bird (included in Exhibit 5 above)
   23.2    Consent of Arthur Andersen LLP
   23.3    Consent of KPMG Peat Marwick LLP

ITEM 17.  UNDERTAKINGS.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, and State of Georgia, on May 15, 1995.

                                          NATIONAL DATA CORPORATION

                                          By: /s/  ROBERT A. YELLOWLEES
                                          --------------------------------------
                                                     Robert A. Yellowlees
                                                    Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Robert A. Yellowlees and E. Michael Ingram and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 15, 1995.

                  SIGNATURE                                         TITLE
- ---------------------------------------------   ----------------------------------------------
          /s/  ROBERT A. YELLOWLEES             Chairman of the Board and Chief Executive
- ---------------------------------------------   Officer
            Robert A. Yellowlees                (Principal Executive Officer)

            /s/  JERRY W. BRAXTON               Chief Financial Officer (Principal Financial
- ---------------------------------------------   and Accounting Officer)
              Jerry W. Braxton

            /s/  EDWARD L. BARLOW               Director
- ---------------------------------------------
              Edward L. Barlow

            /s/  JAMES B. EDWARDS               Director
- ---------------------------------------------
              James B. Edwards

              /s/  DON W. SANDS                 Director
- ---------------------------------------------
                Don W. Sands

             /s/  NEIL WILLIAMS                 Director
- ---------------------------------------------
                Neil Williams